SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. [•]

MARSHALL WACE LLP

(Name of Applicant)

66 Hudson Blvd. E.

32nd Floor

New York, NY 10001

(Address of principal offices of Applicant)

APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER EXEMPTING APPLICANT FROM

CERTAIN

PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Jon May Marshall Wace LLP George House 131 Sloane Street London SW1X 9AT	Josh Dambacher Laura Eatwell McDermott Will & Schulte UK LLP One Eagle Place London, SW1Y 6AF United Kingdom

The Application consists of 31 pages, including exhibits.

Table of Contents

Contents

I.	Summary	6
II.	Statement of Facts	7
A. Marshall Wace and the ESC Funds		7
B. Eligible Employees and Qualified Participants		8
C. Structure of the ESC Funds		11
D. Management		14
E. Investments		15
F. Distributions		17
G. Reports and Accounting		18
H. ESC Fund Term and Dissolution		18
III.	Request for Relief and Legal Analysis	18
A. Status as Employees’ Securities Companies		19
B. Community of Interests		19
C. Burdens of Compliance		20
D. Specific Relief		20
1. Section 17(a)		20
2. Section 17(d) and Rule 17d-1		21
3. Section 17(e) and Rule 17e-1		23
4. Section 17(f)		24
5. Section 17(j) and Rule17j-1		26
6. Sections 30(a), (b), (e), and (h)		26
7. Rule 38a-1		27
IV.	Applicant’s Conditions	27
V.	Procedural Matters	29
VI.	Conclusion	30

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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In the Matter of	:	Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicant from Certain Provisions of that Act
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Marshall Wace LLP George House 131 Sloane Street London SW1X 9AT	:
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File No. [•]	:
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I.                Summary

Marshall Wace LLP, a limited liability partnership organized under the laws of England and Wales (the “Applicant”), and together with any Affiliate (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) of the Applicant (“Marshall Wace”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”) exempting certain partnerships, limited liability companies, corporations, business or statutory trusts or other entities, or series of any of the foregoing organized by the Applicant and/or its Affiliates as “employees’ securities companies” as defined in Section 2(a)(13) of the 1940 Act (each an “ESC Fund” and, collectively, the “ESC Funds”) from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicant requests a limited exemption as set forth in this application (the “Application”).

No form having been prescribed by the Commission, the Applicant proceeds under Rule 0-2 under the 1940 Act.

The Applicant states that any ESC Fund offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

The ESC Funds will be established as part of a program designed to create investment opportunities that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of talented professionals. Each ESC Fund will have a general partner, managing member, board of directors or other such similar entity or body (a “General Partner”) that manages, operates and controls such ESC Fund. Marshall Wace will control each ESC Fund within the meaning of Section 2(a)(9) of the 1940 Act.

Eligible Employees (defined below) given the opportunity to invest in the ESC Funds will include Marshall Wace employees who are engaged in various aspects of the investment management or related financial services businesses, or in administrative, financial, accounting, legal, marketing, technology, compliance, or operational activities related to such businesses. Eligible Employees and certain of their family members will be individuals who (i) satisfy certain financial and sophistication standards and will not need the protection of the regulatory safeguards intended to protect the public, and (ii) will be “accredited investors” under Rule 501(a)(5), Rule 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D under the Securities Act of 1933 (the “1933 Act”), except that up to 35 Investors in any ESC Fund may not be accredited investors.

All potential investors in the ESC Fund (the “Investors”) will be informed that, among other things, (i) interests and shares in the ESC Funds (“Interests”) will be sold in transactions exempt under Section 4(a)(2) of the 1933 Act (“Section 4(a)(2)”), or Regulation D or Regulation S promulgated thereunder, and thus offered without registration under, and without the protections afforded by, the 1933 Act, and (ii) the ESC Funds will be exempt from most provisions of the 1940

Act and from the protections afforded thereby. Interests in an ESC Fund may be issued in one or more series, each of which corresponds to particular ESC Fund investments (each, a “Series”). Each Series will be an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.

The Applicant believes that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of the Investors, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.

II.              Statement of Facts

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.              Marshall Wace and the ESC Funds

Marshall Wace’s Business

The Applicant is a limited liability partnership based in London . Marshall Wace was founded by Paul Marshall and Ian Wace in 1997. The main activity of Marshall Wace is the provision of investment management services to collective investment schemes. Marshall Wace generally focuses on fundamental and quantitative long/short, long-only, and long-extension investment strategies that aim to achieve their investment objectives by trading in common equity securities, but also trading in other equities and non-equities, including debt instruments, options, futures, swaps, other derivatives, private securities, and other investments and instruments. Marshall Wace is headquartered in London, United Kingdom. Marshall Wace employs more than 740 professionals in offices across 7 countries.

The ESC Funds

The ESC Funds are intended to create investment opportunities that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of talented professionals. Marshall Wace intends the ESC Funds to provide long-term financial incentives for all Investors to preserve Marshall Wace’s competitive advantage and to align the financial interests of all Investors with those of Marshall Wace’s clients. Pooling of resources should allow Investors diversification of investments and participation in investments that usually would not be available to them as individual investors. Each ESC Fund and Series will comply with the terms and conditions of this Application.

In some instances, Marshall Wace may form an ESC Fund to co-invest with one or more investment funds or separate accounts organized primarily for the benefit of investors who are not affiliated with Marshall Wace over which a Marshall Wace entity exercises investment discretion (each a “Commingled Fund”) in all or a portion of such Commingled Funds’ investments or to invest in one or more Commingled Funds. The Applicant expects that ESC Funds formed to co-invest with or in Commingled Funds will help promote alignment of interest between the Eligible Employees and the third-party investors of the Commingled Funds.

An ESC Fund may be structured as a limited partnership, limited liability company, corporation, business or statutory trust or other entity, or series of any of the foregoing, organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction. An ESC Fund may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal, accounting and regulatory considerations applicable to certain Eligible Employees in certain jurisdictions or the nature of the investment program. An ESC Fund may serve as a “master fund” for other ESC Funds. The investment objectives and policies of the ESC Funds may vary from ESC Fund to ESC Fund. An ESC Fund will operate in accordance with its governing documents, and the specific investment objectives and strategies for an ESC Fund will be set forth in such governing documents (each, a “Governing Document”). Each Investor will receive a copy of the Governing Documents before making an investment in the ESC Fund. The terms of an ESC Fund will be disclosed to each Eligible Employee at the time the Investor is invited to participate in the ESC Fund. Each ESC Fund will operate as a closed-end or open-end investment company, and a particular ESC Fund may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act.

A Marshall Wace entity will be a General Partner of each ESC Fund. A General Partner will be structured as a limited partnership, limited liability company, corporation or other type of entity organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction. The duties and responsibilities of a General Partner with respect to an ESC Fund will be set forth in the applicable Governing Document. If a limited liability company structure is used for an ESC Fund, generally neither the General Partner nor any of the members of the limited liability company would be liable to third parties for the obligations of the ESC Fund.

The Applicant or another Marshall Wace entity will serve as investment adviser (“Investment Adviser”) to an ESC Fund. The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), if required under applicable law. The determination as to whether a General Partner or an Investment Adviser to an ESC Fund is required to register under the Advisers Act will be made by Marshall Wace; no relief in respect of such determination is requested herein. Each Investment Adviser to an ESC Fund shall comply with the standards prescribed in Sections 9, 36 and 37 of the 1940 Act. The Applicant represents and concedes that the Investment Adviser in managing an ESC Fund is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.

B.              Eligible Employees and Qualified Participants

Interests in an ESC Fund will be offered without registration in a transaction exempt under Section 4(a)(2), or Regulation D or Regulation S1 promulgated thereunder, and will be sold only to: (i) Eligible Employees; (ii) at the request of Eligible Employees and the discretion of the

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1       The Applicant may rely on Regulation S to offer Interests in an ESC Fund to Marshall Wace entities, Eligible Employees and their Qualified Participants who are based outside of the United States and are not U.S. Persons in order to create investment opportunities for such persons. The Applicant may also offer Interests to such persons in reliance on Section 4(a)(2) or Regulation D. Any such persons will be required to meet the eligibility criteria described herein in order to participate in an ESC Fund.

General Partner, to Qualified Participants of such Eligible Employees or (iii) to Marshall Wace entities.

In order to qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee, officer or director or current Consultant (as defined below) of Marshall Wace and (ii) except for certain individuals who meet the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if the ESC Funds were “Covered Companies” within the meaning of the rule and a limited number of other employees of Marshall Wace2 (collectively, “Non-Accredited Investors”), meet the standards of an “accredited investor” under Rule 501(a)(5), Rule 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D, or (b) an entity must (i) be a current Consultant of Marshall Wace and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D. An ESC Fund may not have more than 35 Non-Accredited Investors.

At the request of an Eligible Employee and the discretion of the General Partner, Interests may be assigned by such Eligible Employee, or sold directly by the ESC Fund, to a Qualified Participant of an Eligible Employee. In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Eligible Investment Vehicle (in each case as defined below), respectively, of an Eligible Employee and (ii) if purchasing an Interest from an ESC Fund, except as discussed below, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D. An “Eligible Family Member” is a spouse (or spousal equivalent as defined in Rule 501(j) of Regulation D of the 1933 Act), parent, child, spouse (or spousal equivalent as defined in Rule 501(j) of Regulation D of the 1933 Act) of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships. An “Eligible Investment Vehicle” is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (b) a partnership, corporation or other entity controlled by an Eligible Employee,3 or (c) a trust or other entity established solely for the benefit of an Eligible Employee and/or one or more Eligible Family Members of an Eligible Employee. An Eligible Employee or Eligible Family Member may purchase an Interest through an Eligible Investment Vehicle only if either (i) except for Non-Accredited Investors within any 35 Non-Accredited Investors limit discussed above, the investment vehicle is an “accredited investor” as defined in Rule 501(a) of Regulation D, or (ii) the applicable Eligible Employee or Eligible Family Member is a settlor and principal investment decision-maker with respect to the investment vehicle. If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created

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2       Eligible Employees who are Non-Accredited Investors must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest his or her own funds in the ESC Fund if, at the time of such Eligible Employee’s investment in an ESC Fund, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in an ESC Fund. In addition, such Eligible Employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such ESC Fund and in all other ESC Funds in which he or she has previously invested.

3       The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of “Eligible Investment Vehicle” is intended to enable Eligible Employees to make investments in the Partnerships through personal investment vehicles for the purpose of personal and family investment and estate planning objectives. Accordingly, there is a close nexus between Marshall Wace and the investment vehicle through the individual who controls the vehicle.

such vehicle, alone or together with other Eligible Employees and/or Eligible Family Members, and contributed funds to such vehicle. Eligible Investment Vehicles that are Non-Accredited Investors will be counted in accordance with Regulation D toward the 35 Non-Accredited Investors limit discussed above.

Because of the requirements described above, Interests in each ESC Fund will be held by persons and entities with a close nexus to Marshall Wace through employment (or other ongoing relationship in the case of Consultants (as described below)) and/or family ties. However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below with respect to Consultants and Eligible Employees under “Structure of the ESC Funds.”4 The General Partner will have the absolute right to require the repurchase, redemption, forced withdrawal or transfer of any Interest for its fair market value if the General Partner determines in good faith that any Investor’s continued ownership of such Interest in an ESC Fund jeopardizes such ESC Fund’s status as an “employees’ securities company” under the 1940 Act.

It is anticipated that, at the sole discretion of the General Partner, current consultants or business or legal advisors of Marshall Wace may be offered the opportunity to participate in the ESC Funds. Marshall Wace believes that persons or entities whom Marshall Wace has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Marshall Wace (“Consultants”) share a community of interest with Marshall Wace and Marshall Wace’s employees. In order to participate in an ESC Fund, Consultants must be currently engaged by Marshall Wace and will be required to be an “accredited investor” under Rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the ESC Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant and will be required to qualify as “accredited investor” under Rule 501(a) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to Eligible Employees who are employees, officers or directors of Marshall Wace and who have an interest in maintaining an ongoing relationship with Marshall Wace. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and/or the directors and officers of Marshall Wace responsible for making investments for the ESC Funds similar to the access afforded Eligible Employees who are employees, officers or directors of Marshall Wace. Accordingly, there will be a close nexus between Marshall Wace and such entities. The limitations on the class of persons who may subscribe for, acquire or hold Interests, in conjunction with other characteristics of the ESC Funds, will qualify each ESC Fund as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.5

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4       As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by current and former employees, officers and directors of Marshall Wace and their Qualified Participants.

5       Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as “any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.”

Investing in the ESC Funds will be voluntary on the part of Eligible Employees and their Qualified Participants. No sales load or similar fee of any kind will be charged in connection with the sale of Interests. Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public.

Prior to offering Interests to an Eligible Employee or its Qualified Participants, a General Partner must reasonably believe that each Eligible Employee or Qualified Participant will be capable of understanding and evaluating the merits and risks of participating in an ESC Fund and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investments in ESC Funds. The General Partner may impose more restrictive suitability standards in its sole discretion.

C.              Structure of the ESC Funds

The management of each ESC Fund will be vested in its General Partner. All ESC Funds will have only Eligible Employees, Qualified Participants, or Marshall Wace entities as Investors, may have minimum capital commitments, capital contributions or subscription amounts and will have restrictions with respect to transferability of Interests.

While the terms of an ESC Fund will be determined by Marshall Wace in its discretion, consistent with the terms and conditions of the Order, and these terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in an ESC Fund, to such Qualified Participant, at the time such Eligible Employee or Qualified Participant is invited to participate in the ESC Fund. Among other things, each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in an ESC Fund, such Qualified Participant, will be furnished with offering materials, including a copy of the applicable Governing Document for the relevant ESC Fund, which will set forth in full the terms applicable to an Investor’s Interest in an ESC Fund.

Marshall Wace is expected to provide a portion of the initial capital for each ESC Fund in order that the ESC Fund can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder). Marshall Wace is expected to retain its Interests, but it may also withdraw or sell its Interests to Eligible Employees or their Qualified Participants as Eligible Employees or their Qualified Participants purchase Interests over time and, in the case of any such sale, the sale price will be equal to the lesser of (i) the amount actually paid by or on behalf of Marshall Wace to acquire the Interest, plus interest, less any distributions or withdrawals, and (ii) the fair market value of the Interest determined at the time of the sale as determined in good faith by Marshall Wace. These practices will be fully disclosed to Eligible Employees and their Qualified Participants. Interests so acquired by a Marshall Wace entity will be acquired from the ESC Fund at the same price as Interests purchased by the other Investors and, while held by Marshall Wace, will be voted in proportion to the votes of the other Investors. In addition, the Marshall Wace entity may award these Interests at any time during the life of the ESC Fund to Eligible Employees as bonus or similar compensation. The sale or award of these Interests by Marshall Wace will have no dilutive effect upon the Interests of already existing Investors because the Interests will have already been issued and sold to the Marshall Wace entity by the applicable ESC Fund at net asset value. Interests awarded as bonus or similar compensation may be subject to vesting arrangements to be determined by Marshall Wace.

Eligible Employees may be offered the opportunity to participate in an ESC Fund through deferred or bonus compensation programs pursuant to which they will be granted awards of (i) Interests in an ESC Fund or (ii) economic interests substantially similar to those which would be achieved by direct investments in an ESC Fund of the deferred or bonus amounts. The deferred compensation plans and/or an Eligible Employee’s interest in such plans: (i) will be subject to the applicable terms and conditions of the Application,6 (ii) will only be offered to Eligible Employees who are current employees, officers, directors or Consultants of Marshall Wace, (iii) will have restrictions on transferability, including prohibitions on assignment or transfer except in the event of the Eligible Employee’s death or as otherwise required by law or the relevant Governing Document, and (iv) will provide information to participants equivalent to that provided to Investors in the corresponding ESC Fund, including, without limitation, disclosure documents and audited financial information.

The purchase price for an Interest may be payable in full upon subscription or in installments as determined by the General Partner. Eligible Employees may be offered the opportunity to acquire Interests as determined by the General Partner. An ESC Fund may permit capital contributions to be payable in a manner that varies from other ESC Funds, including payment through capital calls. The General Partner may defer all or a portion of a scheduled installment payment on prior written notice to the Investors. Upon prior written notice, the General Partner may require payment of all or any part of a deferred payment. The General Partner may determine that all or a portion of the amounts deferred will not be needed to fund ESC Fund investments. If this determination is made, the General Partner may elect to cancel irrevocably the outstanding obligation of Investors to pay all or a portion of the amounts deferred. The terms and conditions relating to payment of the purchase price and any capital contributions will be fully disclosed to Investors prior to the acceptance of their subscription documents.

An Investor that fails to contribute any part of its capital commitment or any portion of a fee calculated with respect to that Investor shall be in default. The terms and conditions relating to a default with respect to the Interests in an ESC Fund will be fully disclosed to Investors prior to the acceptance of their subscription documents.

A General Partner may have the right to require the repurchase, redemption, forced withdrawal or transfer of the Interest of (i) an Eligible Employee who ceases to be an employee,

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6       For purposes of this Application, an ESC Fund will be deemed to be formed with respect to each deferred compensation plan and each reference to “Partnership,” “capital contribution,” “General Partner,” “Limited Partner” and “Interest” in this Application will be deemed to refer to the deferred compensation plan, the notional capital contribution to the deferred compensation plan, Marshall Wace, a participant of the deferred compensation plan and participation rights in the deferred compensation plan, respectively.

officer, director or Consultant of any Marshall Wace entity for any reason or (ii) any Qualified Participant of any person described in clause (i). The Governing Document or private placement memorandum for each ESC Fund will describe, if applicable, the amount that an Investor would receive upon any such repurchase, redemption, forced withdrawal or transfer of its Interest. If a General Partner were to exercise such a right to repurchase, redeem, force the withdrawal of or transfer such an Interest, the relevant Investor would receive upon repurchase, redemption, forced withdrawal or transfer of its Interest, at a minimum, the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Investor to acquire the Interest, plus interest, less any distributions or withdrawals, and (ii) the fair market value of the Interest determined at the time of the repurchase, redemption, forced withdrawal or transfer as determined in good faith by the General Partner.

Interests in each ESC Fund will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the ESC Fund as an Investor unless such person is (i) an Eligible Employee, (ii) a Qualified Participant or (iii) a Marshall Wace entity. Consequently, the limitations on the transferability of Interests in the ESC Fund ensure that the community of interest among the participants will continue through the life of the ESC Fund.

Each private placement memorandum or Governing Document of an ESC Fund will describe the consequences, if any, for an Investor’s Interest in the event of termination of the Investor’s (or relevant Eligible Employee’s) employment or role as a Consultant with Marshall Wace, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, permanent disability, retirement or otherwise, such as whether a Marshall Wace entity will be required to or will have the option to acquire, or whether the General Partner will have the right to require the repurchase, redemption, forced withdrawal or transfer of, all or a part of the Investor’s Interest. If a Marshall Wace entity acquires, or the General Partner requires the repurchase, redemption, forced withdrawal or transfer of, an Investor’s Interest as a consequence of such a circumstance, such Investor would receive the amount described above in Section II.C for repurchase, redemption, forced withdrawal or transfer of its Interest. Once a Consultant’s ongoing relationship with a Marshall Wace entity is terminated: (i) such Consultant and its Qualified Participants, if any, will not be permitted to contribute any additional capital to an ESC Fund except as set forth in the Governing Document; and (ii) the existing Interests of such Consultant and its Qualified Participants, if any, as of the date of such termination will (A) to the extent the governing documents of an ESC Fund provide for periodic redemptions or withdrawals in the ordinary course, be redeemed or withdrawn as of the next regularly scheduled redemption or withdrawal date and (B) to the extent the governing documents of an ESC Fund do not provide for such periodic redemptions or withdrawals (e.g. as a result of the vehicle primarily investing in illiquid investments), be retained. The amount to be received by the Investor will be subject to any applicable vesting schedule or forfeiture provisions and to the extent there is an oversubscription for a regularly scheduled redemption or withdrawal, existing Interests of the Investor will be redeemed or withdrawn on a pro rata basis with all other Investors who have made a request, in accordance with the governing documents, to be redeemed or withdrawn as of that redemption or withdrawal date and any subsequent regularly scheduled redemption or withdrawal date until all of such Investor’s existing Interests are redeemed or withdrawn. Even if a General Partner were to exercise its right to require the repurchase, redemption, forced withdrawal or transfer of part of an Investor’s Interest, the Investor may still be required to make additional capital contributions for the payment of the Management Fee or other expenses relating to ESC Fund investments in which the Investor retains an interest.

Marshall Wace may purchase Interests in an ESC Fund, commit capital to an ESC Fund, and contribute capital to an ESC Fund. Marshall Wace may do so, for example, in order for an ESC Fund to satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder), to provide critical mass to an ESC Fund to implement the ESC Fund’s investment strategy or to acquire Interests that will be awarded to Eligible Employees. As Eligible Employees or their Qualified Participants subsequently purchase Interests in the ESC Fund over time, Marshall Wace may redeem its Interests, withdraw its capital or sell its commitments or Interests in an ESC Fund to Investors. The ESC Fund will retain the right to require the payment of any unfunded capital contributions from its Investors for any appropriate ESC Fund purposes, including the payment of ESC Fund indebtedness, fees or expenses, and may be permitted to assign this right to any lender to the ESC Fund.

D.              Management

The General Partner will be responsible for the overall management of each ESC Fund and will have the authority to make all decisions regarding the acquisition, management and disposition of ESC Fund investments. However, the General Partner may be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of ESC Fund investments to an Investment Adviser, provided that the ultimate responsibility for, and control of, each ESC Fund remain with the General Partner. A General Partner’s or Investment Adviser’s investment decisions for an ESC Fund may be subject to the approval of an investment committee, comprised of senior officers of Marshall Wace, but a Marshall Wace entity will be ultimately responsible for the affairs and investments of such ESC Fund. A General Partner may also delegate administrative responsibilities for an ESC Fund to a Marshall Wace entity.

No sales load or similar fee of any kind will be charged in connection with the sale of Interests. An Investment Adviser may be paid a management fee (“Management Fee”) for its services to an ESC Fund, which fee will generally be determined as a percentage of the capital commitments or assets under management (appreciated capital commitments) of the Investors. A General Partner or Investment Adviser may receive a performance-based fee, allocation or distribution (“Performance-Based Compensation”)7 based on the net gains of the ESC Fund’s investments, in addition to any amount allocable to the General Partner’s or Investment Adviser’s interests. All or a portion of any Performance-Based Compensation may be paid to individuals who are officers, employees or stockholders of the Investment Adviser or their “affiliated persons,” as defined in Section 2(a)(3) of the 1940 Act. Certain of the ESC Funds may not pay Performance-

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7       “Performance-Based Compensation,” e.g., “carried interest” or “performance allocations”, is a fee, allocation or distribution to the General Partner or an Investment Adviser based on net gains, distributions or returns in addition to the amount allocable to any such entity in proportion to its capital contributions. A General Partner or an Investment Adviser that is registered as an investment adviser under the Advisers Act may charge Performance-Based Compensation only if permitted by Rule 205-3 under the Advisers Act. If the General Partner or an Investment Adviser is not registered under the Advisers Act, any Performance-Based Compensation will comply with Section 205(b)(3) of the Advisers Act (with such ESC Fund treated as though it were a business development company solely for the purpose of that section). In addition, an ESC Fund may invest in other private capital partnerships that themselves are charged performance-based compensation meeting the requirements of Rule 205-3 under the Advisers Act. Investors in such ESC Funds will receive disclosure of the consequences and costs associated with such arrangements.

Based Compensation or a Management Fee, but may pay a fee for administrative services to a Marshall Wace entity.

A Marshall Wace entity will not receive any management fees or other compensation at both the ESC Fund level and the Aggregation Vehicle (defined below) or Underlying Fund (defined below) level with respect to an ESC Fund’s investment in an Aggregation Vehicle or Underlying Fund sponsored or advised by Marshall Wace (so as to avoid duplication). For the avoidance of doubt, a Marshall Wace entity may charge a Management Fee or Performance-Based Compensation at the ESC Fund level with respect to an ESC Fund’s investment in an Aggregation Vehicle or Underlying Fund managed by a third party even if the third party is paid a Management Fee or Performance-Based Compensation at the Aggregation Vehicle or Underlying Fund level.

Expenses that may be charged by the General Partner or the Investment Adviser to the ESC Fund could include research related, investment, borrowing, legal and accounting fees, organizational expenses, administrative expenses, other operating expenses (including the ESC Fund’s pro rata share of expenses incurred by the General Partner or the Investment Adviser in connection with potential investments) and such other expenses that may be passed-through by the General Partner or the Investment Adviser (for example, investment team expenses), as disclosed in the relevant Governing Documents. Where an ESC Fund is formed to invest concurrently with Commingled Funds, organizational expenses may include such ESC Fund’s pro rata share of organizational expenses attributable to such Commingled Funds. Marshall Wace reserves the right to pay for organizational expenses with respect to an ESC Fund.

Changes recommended by tax counsel to the ESC Funds may be made to the structure of Marshall Wace entities (including the General Partners) and Marshall Wace entities’ (including the General Partners’) contribution to the ESC Funds, if any, so as not to impair the tax status of the ESC Funds.

The Applicant represents and concedes that each General Partner and Investment Adviser managing an ESC Fund is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections. In addition, without limiting any recordkeeping requirement imposed by the Advisers Act, an ESC Fund and its General Partner and Investment Adviser will maintain and preserve such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Investors or that are necessary or appropriate to record transactions with the ESC Fund. All such records will be subject to examination by the Commission staff.

E.               Investments

Each ESC Fund will operate as a “diversified” or “non-diversified”, closed-end or open-end investment company of the management type within the meaning of the 1940 Act. The investment objectives and policies of each ESC Fund and whether it will operate as a diversified or non-diversified closed-end or open-end vehicle may vary from ESC Fund to ESC Fund, and will be set forth in the Governing Documents and offering materials relating to the specific ESC Fund.

ESC Funds may be expected to seek capital appreciation through speculative and high-risk investments. Potential investments for the ESC Funds include a wide variety of liquid and illiquid U.S. and non-U.S. assets, securities, commodities, derivatives and alternative investments, including but not limited to public and private debt and equity securities, real estate, commodity futures, derivatives and other financial assets.

Each ESC Fund may invest either directly or indirectly through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on Section 3(c)(1) or 3(c)(7) or other exemptions from registration under the 1940 Act) and investments in registered investment companies sponsored or advised by Marshall Wace (each, an “Underlying Fund”).8 Investments may be made side by side with Marshall Wace entities and through investment pools (including “Aggregation Vehicles”) sponsored or managed by a Marshall Wace entity or an unaffiliated entity.

It is possible that an investment program may be structured in which an ESC Fund will co-invest in a portfolio company with Marshall Wace or a Commingled Fund. An ESC Fund that is formed to co-invest with Marshall Wace or one or more Commingled Funds will co-invest in each or a portion of the investments made by Marshall Wace or the relevant Commingled Funds for which the ESC Fund was formed in accordance with its Governing Document. Side-by-side investments held by a Commingled Fund, or by a Marshall Wace entity in a transaction in which the Marshall Wace entity’s investment was made pursuant to a contractual obligation to a Commingled Fund, will not be subject to the restrictions contained in Condition 3 below. The General Partner will not delegate management and investment discretion for the ESC Fund to an unaffiliated subadviser. All other side-by-side investments held by Marshall Wace entities will be subject to the restrictions contained in Condition 3.

In compliance with Section 12(d)(1)(A)(i) of the 1940 Act, an ESC Fund will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the ESC Fund would own in the aggregate more than 3% of the outstanding voting stock of such investment company unless such purchase or acquisition is permitted under the applicable rules and regulations or any applicable exemptions. In addition, an ESC Fund may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

A substantial percentage of an ESC Fund’s investments may be made available to it by Marshall Wace. The amount of any particular investment made available to an ESC Fund will depend upon particular circumstances relating to the investment.

To the extent authorized by applicable governing documents but subject to applicable law and the terms and conditions hereof, an ESC Fund will be permitted to enter into transactions involving (i) Marshall Wace, (ii) a portfolio company, (iii) any partner or person or entity affiliated with Marshall Wace, or (iv) a Commingled Fund. Such transactions may include, without limitation, the purchase or sale by an ESC Fund of an investment, or an interest therein, from or to Marshall Wace or a Commingled Fund, acting as principal. Additionally, Marshall Wace

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8       Applicant is not requesting any exemption from any provision of the 1940 Act or any Rule thereunder that may govern the eligibility of an ESC Fund to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

(including the General Partner) may receive fees or other compensation and expense reimbursement in various forms for services rendered to companies or other entities in which the ESC Funds invest or competitors of such entities. Such fees or other compensation may include, without limitation, transaction fees, closing fees, monitoring fees, advisory fees, placement fees, organization or service fees, financing fees, management fees, directors’ fees, performance-based fees, fees for brokerage and clearing services and compensation in the form of performance-based compensation entitling the Marshall Wace entity to share disproportionately in income or capital gains or similar compensation. Employees of Marshall Wace may serve as officers or directors of such entities pursuant to rights held by an ESC Fund or Marshall Wace or the Commingled Funds to designate such officers or directors, and receive officers’ and directors’ fees and expense reimbursement in connection with such services. Marshall Wace reserves the right not to charge or to waive all or a part of any such fees or other compensation that an ESC Fund otherwise might incur or bear indirectly or to reduce any fees that it charges to an ESC Fund by all or a portion of such fees. However, any such fees or other compensation or expense reimbursement received by a Marshall Wace entity generally will not be shared with any ESC Fund.

Marshall Wace entities may also engage in activities in the normal course of their investment management and related financial services businesses that may conflict with the interests of the Investors. For example, Marshall Wace entities may have pre-existing relationships with companies in which an ESC Fund invests. Marshall Wace entities may represent potential buyers and sellers of, or may be involved in the restructuring of, a company in which the ESC Fund may have an investment interest, and the ESC Fund may thus be limited or precluded from investing in or selling securities issued by such a company.

Marshall Wace entities may come into possession of inside information concerning specific companies and an ESC Fund’s investment flexibility may be constrained as a consequence of Marshall Wace’s inability to use the information for investment purposes. Furthermore, a Marshall Wace entity may act as a broker for both an ESC Fund and for another person on the other side of the transaction. These potential conflicts of interest, to the extent relevant to an investment in an ESC Fund, will be disclosed to the Investors.

F.               Distributions

The allocation of profits and losses of an ESC Fund will be determined in compliance with applicable tax rules and regulations and in accordance with its Governing Document. Unless otherwise specifically provided in the Governing Document, the capital accounts of the Investors will not be reduced below zero. Distributions of ESC Fund profits will be made at the time and in the amounts determined by the General Partner in accordance with the terms of the Governing Document. The General Partner will have discretion in distributing cash and proceeds from the ESC Fund’s investments to the Investors.

The General Partner may, in its sole discretion, establish reserves for liabilities and expenses of the ESC Fund, invest such proceeds in temporary investments and/or hold back such proceeds and use them to fund the ESC Fund’s liabilities and capital commitments. Securities being distributed in kind will be valued at fair market value in good faith by the General Partner, the Investment Adviser or by an independent third-party appointed by the General Partner. At the discretion of the General Partner, distributions may also be made to enable the investors to pay taxes on attributable income or to comply with applicable tax rules and regulations.

G.              Reports and Accounting

An ESC Fund will send its Investors an annual financial statement within 120 days after the end of each fiscal year of the ESC Fund, or as soon as practicable after the end of the ESC Fund’s fiscal year. The annual financial statement will be audited9 by independent certified public accountants. In addition, as soon as practicable after the end of each fiscal year of an ESC Fund, a report will be sent to each Investor setting forth the information with respect to such Investor’s share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of the ESC Fund during that year.

The value of an Investor’s Interests will be determined at such times as the General Partner or the Investment Adviser deems appropriate or necessary; however, such valuation will be done at least annually at the ESC Fund’s fiscal year end. The General Partner or the Investment Adviser will value the assets held by an ESC Fund in good faith in accordance with the procedures described in the ESC Fund’s Governing Documents.

In addition, to the extent provided in the Governing Documents, an ESC Fund will provide a non-U.S. investor with such information as may be reasonably necessary to enable such Investor to prepare the necessary non-U.S. income tax returns, provided that each such Investor has notified the General Partner of the specific information required by the jurisdiction(s) for which such Investor will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided further that complying with such information request does not impose an undue or disproportionate burden on the General Partner of the applicable ESC Fund.

H.              ESC Fund Term and Dissolution

The term of an ESC Fund will be set forth in its Governing Document. Each ESC Fund may be dissolved prior to the expiration of its term upon the occurrence of certain specified events, also set forth in its Governing Document. Upon dissolution of an ESC Fund, the ESC Fund’s assets will be distributed in accordance with its Governing Document.

III.            Request for Relief and Legal Analysis

The Applicant respectfully requests that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the ESC Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, Applicant requests a limited exemption as set forth in this Application.

The Applicant states that in the event an ESC Fund is offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of the Application by the Commission, such ESC

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9       “Audit” will have the meaning defined in Rule 1-02(d) of Regulation S-X.

Fund will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

A.              Status as Employees’ Securities Companies

Each ESC Fund and Series thereof will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the 1940 Act. Under Section 6(b) of the 1940 Act, the Commission is required, upon application, to exempt an employees’ securities company if and to the extent that the exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among other things: (i) the form of organization and the capital structure of the company; (ii) the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; (iii) the prices at which securities issued by the company will be sold and any applicable sales load; (iv) the disposition of the proceeds of the securities issued by the company; (v) the character of securities in which those proceeds will be invested; and (vi) the existence of any relationship between the company and the issuers of securities held by the company. The Applicant submits that the Commission should grant the requested relief on the basis of these factors as applied to the ESC Funds.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Under Section 6(e) of the 1940 Act, the Commission, in connection with any Order exempting an investment company from any provision of Section 7 of the 1940 Act, may require that certain provisions apply to such company, and to other persons in their transactions and relations with such company, as though the company were registered under the 1940 Act, if the Commission deems such requirements necessary or appropriate in the public interest or for the protection of investors.

B.              Community of Interests

The Applicant asserts that the protections afforded by the 1940 Act are generally unnecessary for an ESC Fund in view of the community of economic and other interests among the Investors and Marshall Wace. The community of interest is based on (i) the concern of Marshall Wace with the morale of its employees and the ability of Marshall Wace to attract and retain highly qualified personnel; (ii) the absence of any public group of investors in the ESC Funds; (iii) Marshall Wace’s participation in the investments of an ESC Fund through its general partner interest and, in certain circumstances, as a limited partner, in co-investing Commingled Funds. In the last example, an ESC Fund’s co-investments with partnerships managed by Marshall Wace or its affiliates, where Marshall Wace has an economic interest that is aligned with that of the ESC Fund, provides Marshall Wace with an economic incentive to act in the best interests of the ESC Fund.

The Applicant also notes that an ESC Fund’s investment program will be conceived and organized by persons who may be directly or indirectly investing, or eligible to invest, in such ESC Fund. Further, the ESC Funds will not be promoted to Eligible Employees by persons outside of Marshall Wace seeking to profit from fees for investment advice or from the distribution of securities.

Marshall Wace represents, as to each ESC Fund, that:

1.       Marshall Wace will control the ESC Fund within the meaning of Section 2(a)(9) of the 1940 Act. A General Partner and any other person acting for or on behalf of the ESC Fund shall act in the best interest of the ESC Fund and its security holders.

2.       Whenever Marshall Wace, the General Partner or any other person acting for or on behalf of the ESC Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the ESC Fund and its security holders. Any person that acts for or on behalf of an ESC Fund, including any General Partner of an ESC Fund and any member of an investment committee of an ESC Fund, will be (as applicable) an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the ESC Fund within the meaning of Sections 9 and 36 of the 1940 Act and will be subject to those sections.

3.       The governing documents for, and any other contractual arrangement regarding, the ESC Fund, will not contain any provision which protects or purports to protect Marshall Wace, the General Partner or their delegates (if any) against any liability to the ESC Fund or its security holders to which such person would otherwise be subject by reason of willful misconduct, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

C.              Burdens of Compliance

The Applicant maintains that requiring the ESC Funds to comply with the various provisions of the 1940 Act would present the ESC Funds with unnecessary burdens. As noted above, the operation of the ESC Funds is not likely to result in the abuses that the 1940 Act was designed to remedy. In addition, the Applicant notes that the Governing Document of each ESC Fund will provide substantial protection to investors by (i) containing specific requirements with respect to matters such as valuations and access of Investors to reports and (ii) restricting the General Partner’s authority in a number of respects, including limiting its ability to make certain amendments to the Governing Document without the requisite amount of consents from the Investors.

D.              Specific Relief

1.	Section 17(a)

Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company or any affiliated person of such affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.

The Applicant requests an exemption from Section 17(a) of the 1940 Act to the extent necessary to (a) permit Marshall Wace or a Commingled Fund (or any “affiliated person,” as defined in the 1940 Act, of Marshall Wace or any such Commingled Fund), acting as principal, to purchase or sell securities or other property to or from any ESC Fund or any company controlled by such ESC Fund; and (b) permit an ESC Fund to invest in or engage in any transaction with Marshall Wace, acting as principal, (i) in which such ESC Fund, any entity controlled by such

ESC Fund or Marshall Wace or any Commingled Fund has invested or will invest, or (ii) with which such ESC Fund, any entity controlled by such ESC Fund or Marshall Wace or any Commingled Fund is or will become otherwise affiliated. Any such transactions to which any ESC Fund is a party will be effected only after a determination by the General Partner that the requirements of Conditions 1, 2 and 6 below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The requested relief will not extend to any transactions between an ESC Fund and any person who is not an employee, officer or director of Marshall Wace or is an entity outside of Marshall Wace and is an affiliated person of the ESC Fund as defined in Section 2(a)(3)(E) of the 1940 Act (an “Advisory Person”) or any affiliated person of such a person.

The Applicant submits that the exemption it seeks from Section 17(a) of the 1940 Act will be consistent with the purposes of the ESC Funds and the protection of investors. Investors will be informed in an ESC Fund’s offering materials of the possible extent of the ESC Fund’s dealings with Marshall Wace and of the potential conflicts of interest that may exist. As professionals engaged in financial services businesses, the Investors will be able to evaluate the risks associated with those dealings. The Applicant asserts that, moreover, the community of interest among the Investors and Marshall Wace will serve to reduce the risk of abuse in transactions involving Marshall Wace.

The considerations described above will protect each ESC Fund and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the ESC Funds agree to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, the Applicant, on behalf of the ESC Funds, represents that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require approval of the Commission.

2.	Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. The Applicant requests relief to permit affiliated persons of the ESC Funds (such as the General Partner, the Investment Adviser, any Marshall Wace entity or any Commingled Fund), or affiliated persons of any such persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which an ESC Fund or any company controlled by an ESC Fund participates. The relief requested would permit, among other things, co-investments by the ESC Funds, Commingled Funds and individual members or employees, officers, directors or Consultants of Marshall Wace making their own individual investment decisions apart from Marshall Wace. To the extent any of the transactions described under the request for relief from Section 17(a) would come within the purview of Section 17(d), such transactions are incorporated hereunder and relief from such section is also requested.

The Applicant submits that it is likely that suitable investments will be brought to the attention of an ESC Fund because of its affiliation with Marshall Wace or Marshall Wace’s capital resources. The Applicant also submits that the types of investment opportunities considered by an ESC Fund often require each investor to make funds available in an amount that may be substantially greater than what an ESC Fund may be able to make available on its own. The Applicant contends that, as a result, the only way in which an ESC Fund may be able to participate in these opportunities may be to co-invest with other persons, including its affiliated persons. The Applicant notes that each ESC Fund will primarily be organized for the benefit of Eligible Employees as an incentive for them to remain with Marshall Wace and for the generation and maintenance of goodwill. The Applicant believes that, if co-investments with Marshall Wace entities are prohibited, the appeal of the ESC Funds would be significantly diminished. The Applicant asserts that Eligible Employees wish to participate in such co-investment opportunities because they believe that (i) the resources of Marshall Wace enable it to analyze investment opportunities to an extent that Eligible Employees would not be able to duplicate, (ii) investments made by Marshall Wace will not be generally available to investors even of the financial status of the Eligible Employees, and (iii) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

The Applicant asserts that the flexibility to structure co-investments and joint investments will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The Applicant states that the concern that permitting co-investments by Marshall Wace and an ESC Fund might lead to less advantageous treatment of the ESC Fund should be mitigated by the fact that Marshall Wace will be acutely concerned with its relationship with the investors in the ESC Fund and the fact that senior officers and directors of Marshall Wace entities will be investing in the ESC Fund. In addition, the Applicant asserts that compliance with Section 17(d) would cause the ESC Fund to forgo investment opportunities simply because the ESC Fund, an Investor, the General Partner or any other affiliated person of the ESC Fund (or any affiliated person of such affiliated person) made a similar investment.

Co-investments with Commingled Funds, or by a Marshall Wace entity pursuant to a contractual obligation to a Commingled Fund, will not be subject to Condition 3 below. The Applicant notes that it is common for a Commingled Fund to require that Marshall Wace invest its own capital in Commingled Fund investments and that Marshall Wace investments be subject to substantially the same terms as those applicable to the Commingled Fund. The Applicant believes it is important that the interests of the Commingled Fund take priority over the interests of the ESC Funds and that the Commingled Fund not be burdened or otherwise affected by activities of the ESC Funds. In addition, the Applicant asserts that the relationship of an ESC Fund to a Commingled Fund is fundamentally different from an ESC Fund’s relationship to Marshall Wace. The Applicant contends that the focus of, and the rationale for, the protections contained in the requested relief are to protect the ESC Funds from any overreaching by Marshall Wace in the employer/employee context, whereas the same concerns are not present with respect to the ESC Funds vis-à-vis a Commingled Fund.

In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each ESC Fund. Given the criteria for Eligible Employees and the conditions with which the ESC Funds have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

The considerations described above will protect each ESC Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the ESC Funds agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicant represents that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

3.	Section 17(e) and Rule 17e-1

Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicant requests an exemption from Section 17(e) to permit a Marshall Wace entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees or other compensation from an ESC Fund in connection with the purchase or sale by the ESC Fund of securities, provided that, the fees or other compensation are deemed “usual and customary.” The Applicant states that for the purposes of the Application, fees or other compensation that are charged or received by a Marshall Wace entity will be deemed “usual and customary” only if (i) the ESC Fund is purchasing or selling securities with other unaffiliated third parties, including Commingled Funds, (ii) the fees or other compensation being charged to the ESC Fund (directly or indirectly) are also being charged to the unaffiliated third parties, including Commingled Funds, and (iii) the amount of securities being purchased or sold by the ESC Fund (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the ESC Fund (directly or indirectly) and the unaffiliated third parties, including Commingled Funds. The Applicant asserts that, because Marshall Wace does not wish to appear to be favoring the ESC Funds, compliance with Section 17(e) would prevent an ESC Fund from participating in transactions where the ESC Fund is being charged lower fees than unaffiliated third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that the fees or other compensation paid by an ESC Fund to a Marshall Wace entity are those negotiated at arm’s length with unaffiliated third parties.

Rule 17e-l(b) of the 1940 Act requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees or other remuneration. Rule 17e-1(c) of the 1940 Act requires the board of directors of an investment company relying on the rule to satisfy the fund governance standards set forth in Rule 0-1(a)(7) (the “Fund Governance Standards”). The Applicant requests an exemption from Rule 17e-l to the extent necessary to permit each ESC Fund to comply with the rule without having a majority of the directors10 of the General Partner who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule. The Applicant states that because all the directors or other governing body of the General Partner will be affiliated persons, without the relief requested, an ESC Fund could not comply with Rule 17e-1. The Applicant states that each ESC Fund will comply with Rule 17e-l by having a majority of the directors (or members

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10       All references to directors or boards of directors of the General Partner made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “managers” or “boards of managers” of a Delaware limited liability company).

of a comparable body) of the ESC Fund or its General Partner take such actions and make such approvals as set forth in the rule. The Applicant states that each ESC Fund will otherwise comply with Rule 17e-1.

4.	Section 17(f)

Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-1 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. The Applicant requests relief from Section 17(f) of the 1940 Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the 1940 Act to the extent necessary to permit a Marshall Wace entity to act as custodian for an ESC Fund without a written contract. Since there is a close association between an ESC Fund and Marshall Wace, requiring a detailed written contract would expose the ESC Fund to unnecessary burden and expense. The Applicant also requests relief from the requirement in paragraph (b)(4) of the rule that an independent accountant periodically verify the ESC Fund’s assets held by the custodian. The Applicant believes that, because of the community of interest between Marshall Wace and the ESC Funds and the existing requirement for an independent audit, compliance with this requirement would be unnecessary. Except as set forth above, an ESC Fund relying on Rule 17f-1 will otherwise comply with the provisions of the rule.

Section 17(f) of the 1940 Act designates the entities that may act as investment company custodians, and Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicant requests relief from Section 17(f) of the 1940 Act and Rule 17f-2 under the 1940 Act to permit the following exceptions from the requirements of Rule 17f-2: (i) an ESC Fund’s investments may be kept in the locked files of Marshall Wace, the General Partner or the Investment Adviser; (ii) for purposes of paragraph (d) of the rule, (a) employees of the General Partner (or Marshall Wace) will be deemed to be employees of the ESC Funds, (b) directors, officers or managers of the General Partner (or Marshall Wace) will be deemed to be officers of the ESC Fund, and (c) the General Partner or its board of directors will be deemed to be the board of directors of the ESC Fund; and (iii) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the General Partner or any Marshall Wace entity that serves as investment adviser to an ESC Fund, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination. With respect to certain ESC Funds, some of their investments may be evidenced only by partnership agreements, subscription agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicant asserts that, for such an ESC Fund, these instruments are most suitably kept in the files of Marshall Wace, the General Partner or the Marshall Wace entity that serves as investment adviser to the ESC Fund, where they can be referred to as necessary. The Applicant will comply with all other provisions of Rule 17f-2.

5.	Section 17(g) and Rule 17g-1

Section 17(g) of the 1940 Act and Rule 17g-1 under the 1940 Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act and the rules thereunder.

The Applicant requests relief to the extent necessary to permit the General Partner’s board of directors or other governing body, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. The Applicant also requests an exemption from the requirements of: (i) paragraph (g) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (iii) paragraph (j)(3) of the rule relating to compliance with the Fund Governance Standards. The ESC Funds will comply with all other requirements of Rule 17g-1.

The Applicant states that, because all directors or other governing body of the General Partner will be affiliated persons, an ESC Fund could not comply with Rule 17g-1 without the requested relief. In light of the purpose of the ESC Funds, and the community of interest among the ESC Funds and between the ESC Funds and the General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible.

The Applicant believes that the filing requirements are burdensome and unnecessary as applied to the ESC Funds. The applicable General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such materials will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule. The Applicant submits that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as employees’ securities companies, the ESC Funds will not have public investors. Exempting the ESC Funds from these provisions does not diminish investor protections, as Investors will receive the protections offered by the ESC Funds’ compliance with other provisions of Rule 17g-1. Moreover, the ESC Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, the Applicant maintains that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the ESC Funds do not and will not have independent boards of directors. The General Partner of an ESC Fund will be the functional equivalent of the board of directors of an investment company. As stated above, the General Partner appoints the person responsible for maintaining the information that would otherwise be filed with the Commission under paragraph (g) of the rule and has access to all such information. The information that would otherwise be filed with the Commission under paragraph (g) of the rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the rule. It therefore would be unnecessary to give notices to the General Partner regarding this information.

For the same reasons, the Applicant believes that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the ESC Funds. As discussed above, the ESC Funds will have no boards of directors, and therefore it is not feasible to require the approval of joint fidelity bonds by disinterested directors of the ESC Funds. Moreover, in light of the purpose of the ESC Funds and the community of interest among the ESC Funds and between the ESC Funds and the applicable General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible. The Applicant also states that each ESC Fund will otherwise comply with Rule 17g-1. The fidelity bond of each ESC Fund will cover Marshall Wace employees who have access to the securities and funds of the ESC Fund.

5.	Section 17(j) and Rule17j-1

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. The Applicant requests relief from Section 17(j) and the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the ESC Funds. Requiring each ESC Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the participants in the ESC Fund by virtue of their common association with Marshall Wace (either as employees or Consultants of Marshall Wace) and the substantial and largely overlapping protections afforded by the conditions with which such ESC Fund has agreed to comply. The Applicant believes that the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any ESC Fund. The relief requested will only extend to Marshall Wace entities and is not requested with respect to any Advisory Person.

6.	Sections 30(a), (b), (e), and (h)

The Applicant requests an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the 1940 Act, and the rules promulgated thereunder, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The Applicant contends that the forms prescribed by the Commission for periodic reports have little relevance to the ESC Funds and would entail administrative and legal costs that outweigh any benefit to the Investors. The Applicant requests relief to the extent necessary to permit each ESC Fund to report annually to its Investors as described herein. The Applicant also requests an exemption from Section 30(h) of the 1940 Act to the extent necessary to exempt the General Partner of each ESC Fund, members of the General Partner, any board of managers or directors or committee of Marshall Wace employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of an ESC Fund, or any other persons otherwise subject to Section 30(h), from filing Forms 3, 4 and 5 under Section 16(a) of the 1934 Act with respect to their ownership of Interests in the ESC Fund. The Applicant asserts that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

7.	Rule 38a-1

Rule 38a-1 requires that every registered investment company adopt and implement written compliance policies and procedures and review those policies and procedures annually. Rule 38a-1 also requires the designation of a chief compliance officer, and requires the chief compliance officer to report directly to the fund’s board.

Each ESC Fund will comply with Rule 38a-1(a), (c) and (d), except that (i) since the ESC Fund does not have a board of directors, the board of directors or other governing body of the General Partner will fulfill the responsibilities assigned to the ESC Fund’s board of directors under the rule, and (ii) since the board of directors or other governing body of the General Partner does not have any disinterested members, (a) approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (b) the ESC Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted.

Each ESC Fund will adopt written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, will appoint a chief compliance officer and will comply with the terms and conditions of this Application.

IV.            Applicant’s Conditions

The Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.       Each proposed transaction involving an ESC Fund otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to which an ESC Fund is a party (the “Section 17 Transactions”) will be effected only if the applicable General Partner determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Investors of the ESC Fund and do not involve overreaching of the ESC Fund or its Investors on the part of any person concerned, and (ii) the

Section 17 Transaction is consistent with the interests of the Investors, the ESC Fund’s organizational documents and the ESC Fund’s reports to its Investors.11

In addition, the applicable General Partner of an ESC Fund will record and preserve a description of all Section 17 Transactions, the General Partner’s findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be maintained for the life of the ESC Fund and at least six years thereafter and will be subject to examination by the Commission and its staff.12

2.       The General Partner of each ESC Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the ESC Fund or any affiliated person of such person, promoter or principal underwriter.

3.       The General Partner of each ESC Fund will not invest the funds of the ESC Fund in any investment in which an Affiliated Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the ESC Fund and an Affiliated Co-Investor are participants (each such investment, a “Rule 17d-1 Investment”), unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (i) gives the General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (ii) refrains from disposing of its investment unless the ESC Fund has the opportunity to dispose of the ESC Fund’s investment prior to or concurrently with, on the same terms as and pro rata with, the Affiliated Co-Investor.13 The term “Affiliated Co-Investor” with respect to any ESC Fund means any person who is (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the ESC Fund (other than a Commingled Fund), (ii) Marshall Wace, (iii) an officer or director of Marshall Wace, (iv) an Eligible Employee, or (v) an entity (other than a Commingled Fund) in which a Marshall Wace entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under Section 6 of the 1934 Act, (b) NMS stocks pursuant to Section 11A(a)(2) of the 1934 Act

_____________________________
11       If an ESC Fund invests through an Aggregation Vehicle and such investment is a Section 17 Transaction, this condition will apply with respect to both the investment in the Aggregation Vehicle and any investment by the Aggregation Vehicle of ESC Fund funds.

12       Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

13       If an ESC Fund invests in a Rule 17d-1 Investment through an Aggregation Vehicle, the requirements of clauses (i) and (ii) of this sentence shall apply to both the Affiliated Co-Investor’s disposition of such Rule 17d-1 Investment and, if the Affiliated Co-Investor also holds a Rule 17d-1 Investment through such Aggregation Vehicle, its disposition of all or part of its investment in the Aggregation Vehicle.

and Rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in Section 2(a)(16) of the 1940 Act or other securities that meet the definition of “Eligible Security” in Rule 2a-7 under the 1940 Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.       Each ESC Fund and its General Partner will maintain and preserve, for the life of the ESC Fund and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Investors in the ESC Fund, and each annual report of the ESC Fund required to be sent to the Investors, and agree that all such records will be subject to examination by the Commission and its staff.14

5.       Within 120 days after the end of each fiscal year of each ESC Fund, or as soon as practicable thereafter, the General Partner of each ESC Fund will send to each Investor having an Interest in the ESC Fund at any time during the fiscal year then ended ESC Fund financial statements audited by the ESC Fund’s independent accountants, except under certain circumstances in the case of an ESC Fund formed to make a single portfolio investment. In such cases, the ESC Fund may send unaudited financial statements, but each Investor will receive financial statements of the single portfolio investment audited by such entity’s independent accountants. At the end of each fiscal year, the General Partner will make or cause to be made a valuation of all of the assets of the ESC Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the ESC Fund. In addition, within 120 days after the end of each fiscal year of each ESC Fund (or as soon as practicable thereafter), the General Partner will send a report to each person who was an Investor at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Investor of that partner’s federal and state income tax returns and a report of the investment activities of the ESC Fund during that fiscal year.

6.       If an ESC Fund makes purchases or sales from or to an entity affiliated with the ESC Fund by reason of an officer, director or employee of a Marshall Wace entity (i) serving as an officer, director, general partner, manager or investment adviser of the entity (other than an entity that is an Aggregation Vehicle), or (ii) having a 5% or more investment in the entity, such individual will not participate in the ESC Fund’s determination of whether or not to effect the purchase or sale.

V.              Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant states that its address is as indicated on the cover page of this Application. The Applicant further states that all written communications concerning this Application should be directed to:

Josh Dambacher, Laura Eatwell
McDermott Will & Schulte UK LLP

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14       Each ESC Fund will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

One Eagle Place
London, SW1Y 6AF
United Kingdom

The Applicant requests that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the 1940 Act, the Applicant states that under the provisions of the Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. The Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, the Applicant requests that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting the Applicant the relief sought by this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on May 11, 2026. The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B of this Application.

VI.            VI. Conclusion

The above exemptions are being requested because they are considered necessary or relevant to the operations of each ESC Fund as an investment program uniquely adapted to the needs of employees of Marshall Wace. The exemptions requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of each ESC Fund to maintain the community of interest among all investors. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each ESC Fund is or will be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that the undersigned, who has signed and filed this Application on behalf of the Applicant, is fully authorized to do so.

Marshall Wace LLP

MARSHALL WACE LLP

By:
Name: Jon May
Title: General Counsel

Exhibit A

AUTHORIZATION

OFFICER’S CERTIFICATE

The undersigned, being a duly appointed officer of Marshall Wace LLP, does hereby certify that this Application is signed by Jon May, General Counsel of Marshall Wace LLP, pursuant to the general authority vested in her as such under her appointment as General Counsel of Marshall Wace LLP

IN WITNESS WHEREOF, I have set my hand this May 11, 2026.

MARSHALL WACE LLP

By:
Name: Desmond Anderson
Title: Chief Operating Officer

Exhibit B

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated May 11, 2026, for and on behalf of Marshall Wace LLP, that he is the General Counsel of Marshall Wace North America L.P., and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MARSHALL WACE LLP

By:
Name: Jon May
Title: General Counsel